Exhibit 4.4

THIRD CERTIFICATE OF AMENDMENT TO THE FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF CATALYST BIOSCIENCES, INC.

Catalyst Biosciences, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

1. The current name of the Corporation is Catalyst Biosciences, Inc., and the Corporation was originally incorporated pursuant to the General Corporation Law on March 7, 1997 under the name Targacept, Inc.

2. The Corporation’s Fourth Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 18, 2006 (as amended from time to time, the “Certificate of Incorporation”).

3. The amendments to the Certificate of Incorporation set forth in this Certificate of Amendment were duly authorized and adopted in accordance with Section 242 of the General Corporation Law.

4. The Certificate of Incorporation is hereby amended by striking out Article First in its entirety and by substituting in lieu of said paragraph the following paragraph:

“FIRST: The name of the corporation (hereinafter called the “corporation”) is Gyre Therapeutics, Inc.”

5. The Certificate of Incorporation is hereby further amended by striking out the first and second paragraphs of Article Fourth in their entirety and by substituting in lieu of said paragraphs the following paragraphs:

“FOURTH:

1. Authorized Stock. The total number of shares which the corporation shall have authority to issue is Four Hundred Five Million (405,000,000), of which (1) Four Hundred Million (400,000,000) shares shall be designated as Common Stock, $0.001 par value per share (“Common Stock”); and (2) Five Million (5,000,000) shares shall be designated as Preferred Stock, $0.001 par value per share (“Preferred Stock”).

2. Reverse Stock Split. Upon the effectiveness of the Third Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation (the “Effective Time”), each fifteen (15) shares of Common Stock, issued and outstanding or held by the Corporation in treasury immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of outstanding Common Stock or treasury share, as applicable, automatically and without any action by the holder thereof and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 par value per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate or book entry position which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment (without interest and subject to applicable withholding taxes) equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the average (as adjusted in good faith by the corporation to account for the Reverse Stock Split ratio) of the high and low trading prices of the Common Stock on The Nasdaq Capital Market during regular trading hours for the five trading days immediately preceding the Effective Time.

Each stock certificate or book entry position that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate or book entry position have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate or book entry position that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate or book entry position, a new certificate or book entry position evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate or book entry position shall have been reclassified.”

6. This Certificate of Amendment to the Certificate of Incorporation shall be effective as of 12:01 a.m. Eastern Time on October 30, 2023.

Executed at San Diego, California, on October 27, 2023.

/s/ Nassim Usman, Ph.D.
Nassim Usman, Ph.D.
President & Chief Executive Officer